

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 21, 2016

Lai Chai Suang
Chief Executive Officer
Mon Space Net Inc.
100.3.041, 129 Offices
Block J, Jaya One
No. 72A, Jalan Universiti
Section 13, 46200
Petaling Jaya, Malaysia

> **Re: Mon Space Net Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 8, 2016**
> **File No. 333-210519**

Dear Ms. Lai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated April 25, 2016.

Prospectus Summary

Overview, page 4

1. We note your response to prior comment 3. Please revise the statement that your platform "is also designed to encourage users to return and refer new users" to indicate, if accurate, that your website is not yet complete.

Risk Factors

Risks Related to Our Business, page 6

2.   We note your response to prior comment 7 and reissue the comment in part. In this regard, we note that Ms. Lai appears to be engaged in outside business activities. Please add a risk factor disclosing any potential material conflicts of interest that may arise from her outside business activities and disclose the number of hours per week that Ms. Lai will devote to the operations of the company.

We anticipate that we will be able to conduct our planned operations…, page 8

3.   We note your revised disclosure provided in response to prior comment 6 in which you state that you anticipate being able to conduct your planned operations for fifteen months using currently available capital resources. This disclosure appears to be inconsistent with your statement on page 14 that you can provide no assurance that your available cash will be sufficient to satisfy your cash requirements for the next twelve months. Please revise accordingly.

Item 16. Exhibits and Financial Statement Schedules, page 22

4.   The revised exhibit index indicates that you intend to file an opinion of counsel upon effectiveness of the registration statement. Please be advised that the legality opinion must be filed prior to the registration statement being declared effective. Please confirm your understanding in this regard.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Jason Ye, Esq.
       Lucosky Brookman LLP